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[LOGO OF WILLKIE FARR & GALLAGHER LLP]

                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR

April 22, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re: iShares Trust
       File Nos. 333-92935, 811-09729
       Post-Effective Amendment No. 226

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"), Post-Effective Amendment No. 226 to the Trust's Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding one new fund to the
Trust:

   iShares MSCI ACWI ex US Consumer Discretionary Index Fund (the "Fund").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1) Investment Objective and Underlying Index

The underlying index of the Fund is the MSCI All Country World ex USA Consumer Discretionary Index (the "Index"). The Index is a free float-adjusted market capitalization weighted index designed to measure the combined equity market performance of the consumer discretionary sector of developed and emerging markets countries, excluding the United States. Component securities include those of manufacturers of automobiles & automotive components, consumer durables and apparel companies, consumer services companies, media producers and retailers.

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As of February 28, 2009, the Index consisted of 226 securities.

The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Index.

(2) Other Changes from Recent Filings

The Fund's description of its risk factors are specific to the Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 159, filed pursuant to Rule 485(a) on July 25, 2008, relating to the iShares S&P/Citigroup 1-3 Year International Treasury Bond Fund (and the related amendment under Rule 485(b), filed and effective on January 16, 2009).

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information," "Determination of NAV," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Management - Investment Adviser," "Management - Code of Ethics," "Management - Administrator, Custodian and Transfer Agent," "Management - Distributor," "Brokerage Transactions," "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information.

                                 *  *  *  *  *

On behalf of the Trust, in accordance with Investment Company Act Release
No. 13768, we request that the Registration Statement be given selective review.

If you have any questions or comments concerning the Amendment, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
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Benjamin J. Haskin

cc: Jessica N. Bentley, Esq.

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